[redacted]

13010386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
402

SEC FILE NUMBER
~~8-65859~~ 8-65859

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Titleist Asset Management, Ltd.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Castle Management, Suite 315
(No. and Street)

Austin (City) — Texas (State) — 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Byron Fields — (512) 494-1003
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) — **Austin** (City) — **Texas** (State) — **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Byron Fields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Titleist Asset Management, Ltd.**, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CRAIG M. BARNES
Notary Public, State of Texas
My Commission Expires
JUNE 22, 2015

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

TITLEIST ASSET MANAGEMENT, LTD

Financial Statements and Supplemental Schedule
December 31, 2012

(With Independent Auditors' Reports Thereon)

TITLEIST ASSET MANAGEMENT, LTD.
Index to Financial Statements and Supplemental Schedule
December 31, 2012

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Titleist Asset Management, Ltd.:

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. (the "Company") as of December 31, 2012, and the related statements of operations, changes in partners' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 14, 2013

5918 West Courtyard Drive Suite 500 • Austin, TX 78730
tel (512) 258 9670 • fax (512) 258 5895
PMB HELIN DONOVAN LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Financial Condition
December 31, 2012

Assets:		
Cash and cash equivalents	$	62,298
Deposit with clearing broker		50,000
Receivable from clearing broker-dealer		98,849
Other assets		185
Property and equipment, net		5,455
Total assets	$	216,787
Liabilities and Partners' Equity		
Liabilities:		
Commissions payable	$	86,769
Accounts payable and accrued expenses		2,232
Total liabilities		89,001
Partners' equity:		
Total partners' equity		127,786
Total liabilities and partners' equity	$	216,787

See notes to the financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Operations
For the Year Ended December 31, 2012

Revenues:		
Securities' commissions	$	936,493
Investment advisory		661,778
Other income		5,692
		1,603,963
Operating expenses:		
Clearing fees		54,171
Commission		1,078,443
Professional fees		100,187
Regulatory fees		16,047
Travel and entertainment		12,813
Office supplies		6,777
Occupancy and other		52,792
Other expenses		66,196
Total operating expenses		1,387,426
Net income before income taxes		216,537
Income tax expense		-
Net income	$	216,537

See notes to the financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2012

	Partners' Equity	Retained Earnings	Total
Balance at December 31, 2011	$ 23,860	$ 44,946	$ 68,806
Contributions	-	68,743	68,743
Distributions	-	(226,300)	(226,300)
Net income	-	216,537	216,537
Balance at December 31, 2012	$ 23,860	$ 103,926	$ 127,786

See notes to the financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	216,537
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation expense		2,252
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		(22,476)
Other assets		(145)
Accounts payable and accrued expenses		(31,952)
Commissions payable		(3,186)
Net cash provided by operating activities		161,030
Cash flows from financing activities:		
Contributions from partners		68,743
Distributions to partners		(226,300)
Net cash used in financing activities		(157,557)
Net increase in cash		3,473
Cash and cash equivalents at beginning of year		58,825
Cash and cash equivalents at end of year	$	62,298
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and independent auditors' report.

TITLEIST ASSET MANAGEMENT, LTD
Notes to the Financial Statements
December 31, 2012

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and accrued expenses.

Property and Equipment
Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Note 2 - Significant Accounting Policies (continued)

Customer Funds
The Company is approved to sell private securities and limited partnership interests. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2012, the Company's Texas margin tax expense was not significant.

Management Review
The Company has evaluated subsequent events through February 14, 2013, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2012:

Computers and equipment	$ 9,860
Less accumulated depreciation	(4,405)
Total	$ 5,455

Depreciation expense for the year ended December 31, 2012 was $2,252.

Note 4 - Commitments and Contingencies

Leases
The Company leases office space under an operating leases expiring in August 2013 for the Austin office and no lease requirements remain for the San Antonio office. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense for both offices under the leases was $50,792 for the year ended December 31, 2012.

Future minimum lease payments under the noncancelable operating leases are $18,400 for the year ending December 31, 2013.

Sub-Clearing Agreement

Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital and net capital requirements of $122,146 and $5,933, respectively. The Company's aggregate indebtedness to net capital ratio was 0.73 to 1.

Schedule I

TITLEIST ASSET MANAGEMENT, LTD
Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

Total partners' capital qualified for net capital	$	127,786
Deductions and/or charges		
Non-allowable assets:		
Other assets		185
Property and equipment		5,455
Total deductions and/or charges		5,640
Net capital before haircuts on securities		122,146
Haircuts on securities		-
Net capital	$	122,146
Aggregate indebtedness		
Commissions payable	$	86,769
Accounts payable and accrued expenses		2,232
Total aggregate indebtedness	$	89,001
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,933
Net capital in excess of minimum requirement	$	116,213
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	113,246
Ratio of aggregate indebtedness to net capital		0.73 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 23, 2013	$	124,838
Audit adjustments:		
Error on original document filed		(2,692)
Net capital	$	122,146

See notes to the financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Titleist Asset Management, Ltd.:

In planning and performing our audit of the financial statements and supplemental schedule of Titleist Asset Management, Ltd. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 14, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of Titleist Asset Management, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Titleist Asset Management, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the Form SIPC-7. Titleist Asset Management, Ltd.'s management is responsible for Titleist Asset Management, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting a difference of $22 in the calculated general assessment;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 14, 2012

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12 / 31 / 2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065859 FINRA DEC
TITLEIST ASSET MANAGEMENT LTD 20*20
7373 BROADWAY ST STE 108
SAN ANTONIO TX 78209-3264

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JoeBen O'Banion

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 1,345.43

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due

B. Interest computed on late payment (see instruction E) for 70 days at 20% per annum 51.60

C. Total assessment and interest due $ 1,397.03

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 1,397.03

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Titleist Asset Management, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 8th day of October, 2012.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 6/30/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 701,274
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	56,250
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	25,382
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	81,471
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________	
Enter the greater of line (i) or (ii)	
Total deductions	163,103
2d. SIPC Net Operating Revenues	$ 538,171
2e. General Assessment @ .0025	$ 1,345.43
	(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065859 FINRA DEC
TITLEIST ASSET MANAGEMENT LTD 18*18
7373 BROADWAY ST STE 108
SAN ANTONIO TX 78209-3264

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $2,117.25

B. Less payment made with SIPC-6 filed (exclude interest) ( )

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,117.25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,117.25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Titleist Asset Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 11th day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 905,380
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,000
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,790
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	33,974
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	74,764
2d. SIPC Net Operating Revenues	$ 830,615
2e. General Assessment @ .0025	$ 2,117.25 (to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

February 14, 2013

To the Board of Directors
Titleist Asset Management, Ltd.

We have audited the financial statements of Titleist Asset Management, Ltd. (the "Company") for the year ended December 31, 2012, and have issued our report thereon dated February 14, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated October 16, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Titleist Asset Management, Ltd. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

The financial statement disclosures are neutral, consistent and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, one misstatement detected as a result of audit procedures was not corrected by management. See Exhibit A for summary of uncorrected misstatements.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 14, 2013.

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PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of Board of Directors and management of Titleist Asset Management, Ltd. and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Titleist Asset Management, Ltd.
Summary of Passed Audit Adjustments
December 31, 2012

Exhibit A

AD #	Account Name	Debit	Credit	Income Statement		Balance Sheet		
				Revenue	Expenses	Assets	Liabilities	Equity
1	Partners' capital	5,300		-	-	-	-	(5,300)
	Occupancy		2,300	-	(2,300)	-	-	-
	Professional fees		3,000	-	(3,000)	-	-	-
	(To record prior year passed adjustments)	5,300	5,300					
				-	(5,300)	-	-	(5,300)
	December 31, 2012 balances			1,603,963	1,387,426	216,787	89,001	127,786
	Impact of Passed Audit Differences			0.00%	-0.38%	0.00%	0.00%	-4.15%

Income (Expense) per Passed Audit Differences	5,300
2012 Net Income	216,537
Percentage of Income	2.45%